EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation

Kulicke & Soffa Luxembourg Investment Holdings S.à r.l..	Luxembourg

Kulicke and Soffa Netherlands Investment Holdings B.V.	The Netherlands

American Fine Wire Limited (renamed to K&S Worldwide, Inc. on 13 October 2016)	Cayman (Delaware from 13 October 2016)

Kulicke & Soffa Pte. Ltd.	Singapore

Kulicke & Soffa Global Holdings Corporation	Labuan, Malaysia

Kulicke & Soffa Holding Company Pte. Ltd.	Singapore

Kulicke & Soffa Foreign Investments, Inc.	Delaware

Kulicke and Soffa Luxembourg S.à r.l..	Luxembourg

Assembléon B.V.	The Netherlands

Kulicke & Soffa (Suzhou) Limited	China

Kulicke & Soffa Global Investments, Inc.	Delaware

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.